Filed by Americas Silver Corporation
 (Commission File No.: 001-37982)
 Pursuant to Rule 425 under the Securities Act of 1933
 and deemed filed pursuant to Rule 14a-12
 of the Securities Exchange Act of 1934
 Subject Company: Pershing Gold Corporation
 (Commission File No.: 001-37481)

AMERICAS SILVER PROVIDES UPDATES ON THE PERSHING GOLD TRANSACTION AND

THE SAN FELIPE PROPERTY OPTION

TORONTO, ONTARIO—January 2, 2019—Americas Silver Corporation (TSX: USA) (NYSE American: USAS) (“Americas Silver” or the “Company”) is pleased to provide an update on developments for the pending merger transaction (the “Transaction”) with Pershing Gold Corporation (“Pershing Gold”) announced September 30, 2018, including details of the special meeting of shareholders (the “Special Meeting”), and to provide an update regarding its option agreement on the San Felipe property.

Pershing Gold Transaction Update

ISS and Glass Lewis Recommendations

Institutional Shareholder Services, Inc. (“ISS”) and Glass, Lewis & Co., LLC (“Glass Lewis”), two leading independent proxy advisory firms1, have recommended that shareholders vote in favour of the Transaction at the upcoming special meeting with respect to the resolutions outlined in the Management Information Circular (the “Circular”).

Both ISS and Glass Lewis RECOMMEND that shareholders of the Company VOTE IN FAVOUR of the resolutions outlined in the Circular.

“Both ISS and Glass Lewis support the Transaction,” said Darren Blasutti, President and Chief Executive Officer of Americas Silver. “These independent recommendations further support our belief that the Transaction is  in the best interests of our collective shareholders.”

Mailing of Special Meeting Materials and Voting Instructions

The meeting materials in connection with the Special Meeting, including the Circular, were mailed to Company shareholders and filed on SEDAR and EDGAR on December 12, 2018.  The Special Meeting will be held on January 9, 2019.  The record date for shareholders entitled to vote at the Special Meeting is November 30, 2018.

The Company’s Board of Directors RECOMMENDS that shareholders of the Company VOTE IN FAVOUR of the resolutions outlined in the Circular.

Americas Silver shareholders are encouraged to vote, which must be received by Computershare by 10:00 a.m. (EST) on January 7, 2019.  Your vote is very important.  Shareholders should vote using the applicable form of proxy or voting instruction form today.  Company shareholders who have questions about the Transaction or need assistance voting may contact Shorecrest Group, Ltd., the solicitation agent for the Transaction at:

Shorecrest Group, Ltd.
North America Toll-Free: 1-888-637-5789
Collect Calls Outside North America: 1-647-931-7454
E-mail: contact@shorecrestgroup.com

1 ISS and Glass Lewis are recognized as leading independent proxy and corporate governance advisory firms whose recommendations are relied upon by many major institutional investment firms, mutual and pension funds and other institutional shareholders.

Possible CFIUS Approval Delay

As a condition of the Merger Agreement between Americas Silver and Pershing Gold, the Transaction must obtain necessary approval from the Committee on Foreign Investment in the United States (“CFIUS”).  Americas Silver and Pershing Gold jointly filed the required notice with CFIUS on November 21, 2018 with the applicable 45-day review period commencing on November 29, 2018.

On December 22, 2018, the Company received notification from CFIUS that all deadlines for declarations and transactions under review or investigation are tolled due to the lapse in appropriations attributable to the partial U.S. government shutdown.  As a result, the closing of the Transaction, previously estimated to be on or about January 14, 2019, may be extended until appropriations are restored and a subsequent approval is obtained from CFIUS or the parties waive this condition.  The Company continues to monitor the status of the shutdown and its impact on the closing of the Transaction and will provide updates as necessary.

San Felipe Property Update

The Company has agreed to terms with Minera Hochschild Mexico S.A. de C.V. (“Hochschild”) to extend the timing of payments under its option agreement on the San Felipe silver‐zinc‐lead project (the “San Felipe Property”).  The San Felipe Property is located 130 km northeast of Hermosillo City, Sonora State in Mexico.  As announced in a release dated March 2, 2017, the Company purchased an option granting it the right to acquire a 100% interest in the San Felipe Property (the “Option”).  Further to the agreed terms, the remaining cash payment of US$6.0 million (plus applicable VAT) is to become due and payable in eight quarterly amounts of US$750,000 over a two-year period.  The quarterly payments are expected to begin at or following the end of Q1-2019, subject to satisfaction of certain conditions.

As consideration for the deferral of the cash payment described above, subject to required approvals including the approval of the Toronto Stock Exchange (the “TSX”), the Company has agreed to issue that number of its common shares with a value that is equal to US$600,000 using the 5-day volume-weighted average price on the TSX as of the date of the parties’ agreement (and for which the Company has obtained price protection from the TSX pursuant to its rules), subject to adjustment in certain circumstances.

About Americas Silver Corporation

Americas Silver is a silver mining company focused on growth in precious metals from its existing asset base and execution of targeted accretive acquisitions. It owns and operates the Cosalá Operations in Sinaloa, Mexico and the Galena Complex in Idaho, USA. The Company holds an option on the San Felipe development project in Sonora, Mexico.

For further information please see SEDAR or americassilvercorp.com.

Cautionary Statement on Forward‐Looking Information:

This news release contains “forward-looking information” within the meaning of applicable securities laws. Forward-looking information includes, but is not limited to, Americas Silver’s and Pershing’s expectations intentions, plans, assumptions and beliefs with respect to, among other things, the realization of exploration, operational, production, and development plans, the Cosalá Operations (including Zone 120) and Galena Complex; Americas Silver’s financing efforts; the completion of the Option for the San Felipe Property, the consummation of the Transaction with Pershing in accordance with its terms; the anticipated silver and gold production of the combined company; potential improvements in production, cash flow, shareholder liquidity, and access to capital; perceptions of institutional shareholders and analysts; any potential re‐rating; references to anticipated profits, risk, realized value and return; construction, production, and development plans at Relief Canyon Mine; the relative ownership of shareholders in the combined company; the future management and board of the combined company; the timing of shareholder proxies, meetings and the closing of the Transaction; estimates and forecasts with respect to the expected project economics for Relief Canyon derived from the Feasibility Study, such as estimates of average production, AISC, IRR, NPV; cash costs; the availability of financing and the estimated construction timeline for Relief Canyon Mine; and opportunities for expanding the Relief Canyon Mine deposit and exploring opportunities on nearby lands. Often, but not always, forward-looking information can be identified by forward-looking words such as “anticipate”, “believe”, “expect”, “goal”, “plan”, “intend”, “estimate”, “may”, “assume” and “will” or similar words suggesting future outcomes, or other expectations, beliefs, plans, objectives, assumptions, intentions, or statements about future events or performance. Forward-looking information is based on the opinions and estimates of Americas Silver and Pershing as of the date such information is provided and is subject to known and unknown risks, uncertainties, and other factors that may cause the actual results, level of activity, performance, or achievements of Americas Silver or Pershing to be materially different from those expressed or implied by such forward looking information. With respect to the Transaction, these risks and uncertainties include the risk that Americas Silver or Pershing may be unable to obtain any regulatory approvals required for the Transaction, or that regulatory approvals may delay the transaction or cause the parties to abandon the Transaction; the risk that required stockholder approvals may not be obtained; the risk that other conditions to closing may not be satisfied; the length of time needed to consummate the proposed Transaction, which may be longer than anticipated for various reasons; the risk that the businesses will not be integrated successfully; the diversion of management time on transaction‐related issues; the risk that costs associated with the integration are higher than anticipated; and litigation risks related to the Transaction. With respect to the businesses of Americas Silver and Pershing, these risks and uncertainties include interpretations or reinterpretations of geologic information, unfavorable exploration results, inability to obtain permits required for future exploration, development or production, general economic conditions and conditions affecting the industries in which the Company and Pershing operate; the uncertainty of regulatory requirements and approvals; fluctuating mineral and commodity prices, and the ability to obtain necessary future financing on acceptable terms or at all; the ability to develop and operate the Cosalá, Galena, Relief Canyon properties, risks associated with the mining industry such as economic factors (including future commodity prices, currency fluctuations and energy prices), ground conditions and factors other factors limiting mine access, failure of plant, equipment, processes and transportation services to operate as anticipated, environmental risks, government regulation, actual results of current exploration and production activities, possible variations in ore grade or recovery rates, permitting timelines, capital expenditures, reclamation activities, labor relations, social and political developments and other risks of the mining industry. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated, or intended. Readers are cautioned not to place undue reliance on such information. Additional information regarding the factors that may cause actual results to differ materially from these forward‐looking statements is available in Pershing’s filings with the Securities and Exchange Commission, including the Annual Report on Form 10‐K for the year ended December 31, 2017, and in the Americas Silver’s filings with on SEDAR. Neither Americas Silver nor Pershing undertake any obligation to update publicly or otherwise revise any forward-looking information whether as a result of new information, future events or other such factors which affect this information, except as required by law.  Neither Americas Silver nor Pershing gives any assurance (1) that Americas Silver and Pershing will achieve its expectations, or (2) concerning the result or timing thereof. All subsequent written and oral forward‐looking statements concerning Pershing, Americas Silver, the proposed transaction, the combined company or other matters and attributable to Pershing or Americas Silver or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above.

No Offer or Solicitation
This press release is for informational purposes only and does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval with respect to the proposed transaction between Americas Silver and Pershing or otherwise, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.  No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the United States Securities Act of 1933, as amended.

Participants in Merger Solicitation
Pershing, Americas Silver and certain of their respective directors, executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from the stockholders of Pershing and Americas Silver in connection with the proposed transaction. Information about the directors and executive officers of Pershing is set forth in its proxy statement for its 2018 annual meeting of stockholders, which was filed with the U.S. Securities and Exchange Commission (the “SEC”) on April 30, 2018. Information about the directors and executive officers of Americas Silver is set forth in its Form 6‐K for its 2018 annual meeting of shareholders, which was filed with the SEC on April 13, 2018. These documents can be obtained free of charge from the sources indicated below. Other information regarding those persons who are, under the rules of the SEC, participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in Pershing’s proxy statement/prospectus and other relevant materials to be filed with or furnished to the SEC when they become available.

Additional Information and Where to Find It
The proposed transaction (or certain matters related thereto) between Americas Silver and Pershing will be submitted to the respective stockholders of Americas Silver and Pershing for their consideration. Americas Silver will file with the SEC a registration statement on Form F‐4 that will include a proxy statement of Pershing that also constitutes a prospectus of Americas Silver. Americas Silver will file an Information Circular with the applicable Canadian securities administrators. Pershing will deliver the proxy statement/prospectus to its stockholders as required by applicable law. Americas Silver will deliver the Information Circular to its stockholders as required by applicable law. Americas Silver and Pershing also plan to file or furnish other documents with the SEC regarding the proposed transaction. This press release is not a substitute for any prospectus, proxy statement, information circular or any other document which Americas Silver and Pershing may file with or furnish to the SEC in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS OF AMERICAS SILVER AND PERSHING ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND INFORMATION CIRCULAR AND ANY OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT AMERICAS SILVER, PERSHING, THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and stockholders will be able to obtain free copies of the proxy statement/prospectus and information circular and other documents containing important information about Americas Silver and Pershing, once such documents are filed with the SEC through the website maintained by the SEC at www.sec.gov, and with the Canadian securities administrators, through the website at www.sedar.com. Pershing and Americas Silver will make available free of charge at www.pershinggold.com and www.americassilvercorp.com, respectively (in the “Investor Relations” and “Investors” section, as applicable), copies of materials they file with, or furnish to, the SEC and the Canadian securities administrators.

For more information:
Darren Blasutti
President and CEO
416‐848‐9503

Andrea Totino
Investor Relations
416-450-3860

IMPORTANT INFORMATION FOR INVESTORS AND STOCKHOLDERS

This news release is for informational purposes only and does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval with respect to the proposed transaction between Americas Silver Corporation (“Americas Silver”) and Pershing Gold Corporation (“Pershing”) or otherwise, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the United States Securities Act of 1933, as amended.

Pershing, Americas Silver and certain of their respective directors, executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from the stockholders of Pershing and Americas Silver in connection with the proposed transaction. Information about the directors and executive officers of Pershing is set forth in its proxy statement for its 2018 annual meeting of stockholders, which was filed with the U.S. Securities and Exchange Commission (the “SEC”) on April 30, 2018. Information about the directors and executive officers of Americas Silver is set forth in its Form 6-K for its 2018 annual meeting of shareholders, which was filed with the SEC on April 13, 2018. These documents can be obtained free of charge from the sources indicated below. Other information regarding those persons who are, under the rules of the SEC, participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in Pershing’s proxy statement/prospectus and other relevant materials filed with or furnished to the SEC.

The proposed transaction (or certain matters related thereto) between Americas Silver and Pershing will be submitted to the respective stockholders of Americas Silver and Pershing for their consideration. Americas Silver has filed with the SEC a registration statement on Form F-4 that includes a proxy statement of Pershing that also constitutes a prospectus of Americas Silver. Americas Silver has filed an Information Circular with the applicable Canadian securities administrators. Pershing will deliver the proxy statement / prospectus to its stockholders as required by applicable law. Americas Silver will deliver the Information Circular to its stockholders as required by applicable law. Americas Silver and Pershing also plan to file or furnish other documents with the SEC regarding the proposed transaction. This news release is not a substitute for any prospectus, proxy statement, information circular or any other document which Americas Silver and Pershing may file with or furnish to the SEC in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS OF AMERICAS SILVER AND PERSHING ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND INFORMATION CIRCULAR AND ANY OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT AMERICAS SILVER, PERSHING, THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and stockholders will be able to obtain free copies of the proxy statement/prospectus and information circular and other documents containing important information about Americas Silver and Pershing, once such documents are filed with the SEC through the website maintained by the SEC at www.sec.gov, and with the Canadian securities administrators, through the website at www.sedar.com. Pershing and Americas Silver will make available free of charge at www.pershinggold.com and www.americassilvercorp.com, respectively (in the “Investor Relations” and “Investors” section, as applicable), copies of materials they file with, or furnish to, the SEC and the Canadian securities administrators.